September 4, 2009
Mr. Robert Telewicz
Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Dear Mr. Telewicz:
This letter contains the responses of Great Wolf Resorts, Inc. (“GWR” or “the Company”) to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to (a) GWR’s Form 10-K for the year ended December 31, 2008, (b) GWR’s Form 10-Q for the quarterly period ended June 30, 2009, and (c) GWR’s Definitive Proxy Statement on Schedule 14A filed April 15, 2009, in your letter dated September 1, 2009 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 1A. Risk Factors, page 21
1.	In future filings please provide us with a more detailed discussion of the following risks, and tell us how you intend to comply.
•	Current economic conditions, including recent disruptions in the financial markets, page 21 — The description of this risk is vague and generic. Identify the specific adverse effects that you have experienced as a result of the current economic conditions. We note, for example, your disclosure on page 44 relating to the adverse effects experienced by your Traverse City and Sandusky resorts as a result of the current economic conditions.

•	A significant decline in real estate values..., page 27 — To the extent applicable, identify the specific adverse effects related to this risk factor that you have experienced, particularly in the current market.

Mr. Robert Telewicz
September 4, 2009

•	The illiquidity of real estate may make it difficult for us to dispose..., page 29 — To the extent applicable, identify any specific adverse effects related to this risk factor that you have experienced, particularly in the current market.
GWR’s Response:

In response to the Staff’s comment, the Company will expand the discussion of these matters in future filings to include the items identified to address the Staff’s comments.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41
2.	In future filings, to the extent applicable, please identify each property with a book value equal to ten percent or more of your total assets as of the end of the most recently completed fiscal year and/or each property with gross revenue equal to ten percent or more of your aggregate gross revenues for the last fiscal year. Please tell us whether there are currently any properties in your portfolio that meet these criteria.

GWR’s Response:

In response to the Staff’s comment, the Company will expand this disclosure in future filings to address the Staff’s comments.

GWR had five properties (Great Wolf Lodge resorts in Williamsburg, VA; Pocono Mountains, PA; Mason, OH; Grapevine, TX, and Concord, NC) with a book value of fixed assets equal to ten percent or more of the Company’s total assets as of December 31, 2008. GWR had four properties (Great Wolf Lodge resorts in Williamsburg, VA; Pocono Mountains, PA; Mason, OH; and Grapevine, TX) with gross revenue equal to ten percent or more of the Company’s aggregate gross revenues for the year ended December 31, 2008.
Segments, page 55
3.	Please explain to us how you have met all of the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to your measure of EBITDA, excluding certain items.

GWR’s Response:

Mr. Robert Telewicz
September 4, 2009

The measure of “EBITDA, excluding certain items” in GWR’s segments disclosure was used in error. The intended measure to use in this disclosure was EBITDA. For EBITDA, we provided the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures on pages 50-51of our Form 10-K. In response to the Staff’s comment, the Company will correct the measure to reflect EBITDA as the measure in future filings.
Form 10-Q for the Quarterly Period Ended June 30, 2009
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 29
4.	We note the decline in all of your key operating metrics for both the three months ended and six months ended June 30, 2009. Given these declines, and continuing losses from operations, tell us whether you have performed impairment analyses of your operating properties as of the period end. To the extent you have performed impairment tests, tell us the results of those tests.

GWR’s Response:

We use the guidance provided in SFAS 144 to perform our impairment tests. We perform an analysis for possible impairment for each of our operating properties when we believe a triggering event has occurred that would require an impairment analysis. Even if we do not believe there has been a triggering event, we perform the analysis annually. We conducted our most recent impairment tests of our operating properties at December 31, 2008. We evaluate the provisions of SFAS 144 on a quarterly basis to determine if a triggering event has occurred that would require an impairment analysis. Based on our analysis as of June 30, 2009, we did not identify a triggering event; as a result, we have not performed impairment analyses of our operating properties as of the quarterly period ended June 30, 2009.

The same-store operating metrics we disclose (occupancy, ADR, RevPAR, Total RevPOR and Total RevPAR) are, as discussed on page 25 of Form 10-Q, commonly used measures within the hospitality industry to evaluate hotel operations. Those operating metrics are, however, measures only of revenues and do not necessarily totally correlate to increases or decreases in a property’s operating results. While it is correct that the same-store operating metrics disclosed in GWR’s Form 10-Q have declined for both the three months ended and six months ended June 30, 2009, these declines

Mr. Robert Telewicz
September 4, 2009

have not translated into operating results that were substantially different than the operating results we forecasted for 2009 (and which were the basis for our impairment tests as of December 31, 2008). As a result, management concluded that the declines in operating metrics did not constitute a triggering event under SFAS 144 that would require an impairment analysis.

Further, please note that, although the Company has incurred continuing losses from operations, those losses are in part due to depreciation and amortization of fixed assets of our properties. In accordance with the guidance of SFAS 144, we use undiscounted expected future cash flows (which exclude depreciation and amortization of fixed assets) when we perform impairment tests for our properties.
Schedule 14A, filed on April 15, 2009
5.	We note your detailed disclosure regarding how bonus amounts were determined for Ms. Schaefer and Mr. Calder; however, you do not provide similar detail regarding the bonus amounts for your other NEOs. It appears from your disclosure on page 19 that performance goals were used to help determine award amounts for Ms. Nolan and Mr. Schroeder; however it is unclear exactly how these goals impacted the actual bonus amounts paid to these executives. In future filings please provide a more detailed analysis of how the company determined the actual payout amounts for your other NEOs and tell us how you intend to comply.

GWR’s Response:

In response to the Staff’s comment, the Company will expand this disclosure in future filings to include the requested analysis.
Long-term Incentives, page 20
6.	It appears from your disclosure beginning on page 20 that Mr. Calder and Ms. Schaefer are the only NEOs who received long-term incentive awards. In future filings, please disclose the reasons for awarding long-term incentives to these executives but not to the others. If you do grant long-term incentive awards to the other NEOs, please provide a detailed analysis of how the company determined the actual award amounts, similar to the disclosure provided for Mr. Calder and Ms. Schaefer.

GWR’s Response:

Mr. Robert Telewicz
September 4, 2009

In response to the Staff’s comment, the Company will expand this disclosure in future filings to include the requested analysis.
* * * *
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned if you require any additional information to respond to this submission.
Sincerely,
/s/ James A. Calder
James A. Calder
Chief Financial Officer
Great Wolf Resorts, Inc.
122 West Washington Avenue
Madison, WI 53703
Phone: 608.661.4749
Fax: 608.661.4701